HARMONY GOLD MINING COMPANY LIMITED

Randfontein Office Park Cnr Main Reef Road and Ward Avenue, Randfontein 1759	PO Box 2, Randfontein, 1760 Johannesburg South Africa	T +27 11 411 2000 F +27 11 411 W www.harmony.co.za	NYSE and NASDAQ trading symbol HMY JSE trading symbol HAR

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

100 F STREET, NE

WASHINGTON, D.C.

20549

FOR ATTENTION:	TIA L. JENKINS
SENIOR ASSISTANT CHIEF ACCOUNTANT

CC:	SUYING LI
BRIAN BHANDARI

RE:	Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2012
Filed October 29, 2012
Comment Letter dated April 23, 2013

May 17, 2013

Dear Sirs,

Reference is made to the Staff’s comment letter dated April 23, 2013 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2012 and the Company’s response letter dated April 5, 2013. Set forth below in detail is the response to the Staff’s comment, which follows the text of the comment in the Staff letter:

Form 20-F for Fiscal Year Ended June 30, 2012

Financial Statements

Notes to the Consolidated Financial Statements

2 Accounting policies

2.5 (vi) Depreciation and amortization of mining assets, page F-12

1.	We reviewed your response to prior comments 3 and 5. Please provide the following information related to your Doornkop South Reef and Masimong mines.

•

Please supplement for us your reconciliation of proven and probable reserves for the three years ended June 30, 2012 with a rollforward for each year showing reserves consumed and those converted from resources.

Directors:	PT Motsepe* (Chairman), MJ Motloba* (Deputy Chairman), GP Briggs (Chief Executive), F Abbott (Financial Director), HE Mashego (Executive Director), JA Chissano*#, FFT De Buck*, KV Dicks*, Dr DS Lushaba*, CE Markus*, M Msimang*, J Wetton*, AJ Wilkens*, K Nondumo*, V Pillay*
*Non-Executive; #Mozambican

Secretary:	Riana Bisschoff

Registration Number:	1950/038232/06

•

Please provide PDF copies of the maps for your Doornkop South Reef mine as of June 30, 2011 and June 30, 2010 along with the reserve/resource information and the mine plan panels or stop outline similar to your Maps 1(a) and 1(b) as provided previously.

•

Please provide PDF copies of the maps for your Masimong mine with the superimposed life of mine panels or stop outline and the reserve/resource information as the end of each of the last three fiscal years in the period ended June 30, 2012 as included in the Map 2(a), but of the same general area and scale.

Response: The Company acknowledges the Staff’s comment on the reconciliation of the proven and probable reserves and has included the information below. The PDF copies of the maps requested have been included at the end of this response letter.

Reconciliation of proven and probable reserves for the three fiscal years ended June 30, 2012

Figures are in tonnes (‘000)	Doornkop South Reef	Masimong
Opening balance of proven and probable reserves – June 30, 2009	1 292	5 862
Consumed	(205)	(567)
Converted from resources	1 049	2 019
Closing balance of proven and probable reserves – June 30, 2010	2 136	7 314
Consumed	(82)	(625)
Converted from resources	1 169	(119)
Closing balance of proven and probable reserves – June 30, 2011	3 223	6 570
Consumed	(435)	(544)
Converted from resources	2 123	832
Closing balance of proven and probable reserves – June 30, 2012	4 911	6 858

2.	We reviewed your response to our prior comment 3, noting your depreciable base includes both capitalized costs as well as future development costs necessary to access reserves and inferred resources at the Doornkop South Reef and Masimong mines. Considering access of such reserves and resources occur over time, tell us how your depreciation calculation allocates the depreciable base between the portion currently in use versus the portion not in use. For guidance, refer to paragraphs 43 through 45 of IAS 16.

Response: The Company acknowledges the Staff’s comment on our depreciation calculation and the allocation of future development costs to the depreciable base. In determining the depreciation to be expensed on the Doornkop and Masimong mines, the mine is separated into its significant parts or components and each of these parts or components, excluding the main shaft infrastructure, are depreciated over the relevant portion of the reserve base using the unit of production method.

The main shaft infrastructure component is depreciated over the total reserve/resource base included in the life-of-mine plan using the unit of production method. The depreciable base is increased by adding the expected future development costs. The depreciation calculation allocates the larger depreciable base proportionately over the life-of-mine and therefore results in a depreciation charge that reflects the pattern of consumption over the life-of-mine.

2

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ F Abbott
F Abbott

Financial Director

3

Doornkop 30 June 2011

WEST RAND
Doornkop Shaft
South Reef
This plan excludes
Kimberley reef Reserves and Resources
750
0
750
1500
METRES
LEGEND
Mining right
Shaft Positions
Mined out
Inferred Resources in LOM
Mineral Resources
Measured
Indicated
Inferred
Mineral Reserves
Proved and Probable
DOORNKOP

Doornkop 30 June 2012

WEST RAND
Doornkop Shaft
South Reef
This plan excludes
Kimberley reef Reserves and Resources
750
0
750
1500
METRES
LEGEND
Mining right
Shaft Positions
Mined out
Inferred Resources in LOM
Mineral Resources
Measured
Indicated
Inferred
Mineral Reserves
Proved and Probable
N
DOORNKOP

Masimong 30 June 2010
FREESTATE OPERATIONS
Masimong Mine
Basal Reef
N
750
0
750
1500
METRES
MASIMONG
4 SHAFT
LEGEND
Mining Authorisation
Shaft Position
Mineral Resources
Measured
Indicated
Inferred
Mined out
Basal Reef Sub-Outcrop
Mineral Reserves
Proved and Probable

Masimong 30 June 2011
Masimong 5
Basal Reef
This plan excludes
B Reef Reserves and Resources
FAULT LOSS
MASIMONG
5 SHAFT
Inferred
LEGEND
Mining Right
Shaft Position
Mined out
Basal Reef Sub outcrop on Leader Reef
Inter-shaft boundary
Mineral Resources
Measured
Indicated
Inferred
Mineral Reserves
Proven and Probable
500
0
500
1000
1500
2000
METRES

Masimong 30 June 2012
Masimong 5
Basal Reef
MASIMONG 5
LEGEND
Mining Right
Shaft Position
Mined out
Basal Reef Sub outcrop on Leader Reef
Inter-shaft boundary
Mineral Resources
Measured
Indicated
Inferred
Mineral Reserves
Proven and Probable
500 0 500 1000 1500 2000
METRES